July 31, 2007

Max A. Webb
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lehman XS Trust 2006-13
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-06 (the “10-K”)

Mr. Webb:

Thank you for your detailed comments on the 10-K of Structured Asset Securities Corporation (the “Depositor”) relating to the Lehman XS Trust 2006-13. We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Depositor.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Form 10-K

Signatures

1.
We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that E. Todd Whittemore is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote l to Item 60l(b)(3l)(ii) of Regulation S-K.

Mr. Max. A Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

The signature block of the revised 10-K of the Depositor to be filed on Form 10-K/A (the “10-K/A”) has been revised to indicate that E. Todd Whittemore is the senior officer in charge of the servicing function of Aurora Loan Services LLC (“Aurora”), in its capacity as master servicer. In addition, a corresponding change has been made to the Section 302 certification and is attached to the 10-K/A.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

2.
We note that the assessment report prepared by First American Real Estate Solutions of Texas and the related attestation report, filed as exhibits 33(k) and 34(k) respectively, identify a material instance of noncompliance with the servicing criterion in 1122(d)(2)(vii)(B). Please disclose this material instance of noncompliance in the body of the Form 10-K. See Item 1122(c)(1) of Regulation AB.

The material instance of noncompliance identified in the assessment report prepared by First American Real Estate Solutions of Texas and the related attestation report, has been identified in the 10-K/A.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33(a) - Aurora Loan Services LLC.

3.
We note that the scope of the servicing criteria in Appendix A attached to the assessment report by Aurora excludes Section 1122(d)(4)(v)- 1122(d)(4)(xii). However, these servicing criteria are not excluded in the related attestation report by Ernst & Young. Please revise the reports to reconcile the inconsistency.

During conversion for electronic filing, the assessment report for Aurora was inadvertently changed to change the word “through” to the word “and.” In other words, “Item 1122(d)(4)(v) through 1122(d)(4)(xii)” was changed to “Item 1122(d)(4)(v) and 1122(d)(4)(xii),” which conveyed the impression that the Item 1122(d)(4)(vi) through 1122(d)(4)(xi) criteria under Subpart 229.1100 - Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time (“Regulation AB”) were not being covered. The electronic version of such attestation report has been corrected and is attached to the 10-K/A.

Mr. Max. A Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

Exhibit 33(b) - Aurora Loan Services LLC

4.
Aurora has elected to take responsibility for assessing compliance for certain vendors. However, the related attestation report by Ernst & Young states that Aurora has determined that these vendors are considered servicers as defined in Item 1101(j) of Regulation AB. Please either explain to us how Aurora is in compliance with Regulation AB Telephone Interpretation 17.06 or file a separate assessment and an attestation report for each of the vendors considered as servicers as defined in Item 1101(j).

During conversion for electronic filing, the attestation report by Ernst & Young relating to Aurora was inadvertently changed to state that such vendors were considered “Servicers” as defined in Item 1101(j) of Regulation AB. The electronic version of such attestation report has been corrected to state that such vendors were not considered “Servicers” as defined in Item 1101(j) of Regulation AB, and is attached to the 10-K/A.

Exhibit 33(e) - IndyMac Bank, F.S.B.

5.	Appendix A, which shows the servicing criteria, is not attached/filed with the assessment report of compliance with servicing criteria. Please do so.

During conversion for electronic filing, Appendix A to Exhibit 33(e) with respect to IndyMac Bank, F.S.B. was inadvertently deleted. The electronic version has been corrected and is attached to the 10-K/A.

Exhibit 33(g) - U.S. Bank National Association

6.
Exhibit A to the assessment report of compliance seems to indicate that the party is responsible for all servicing criteria set forth in Item 1122(d). However, the attestation report by Ernst & Young excludes certain criteria. Please reconcile the inconsistency.

We respectfully disagree with the Commission’s comment. Exhibit A to the assessment report of compliance for U.S. Bank National Association (“U.S. Bank”) stated that U.S. Bank is responsible only for the servicing criteria set forth in Items 1122(d)(1)(ii), 1122(d)(1)(iv), 1122(d)(4)(i), 1122(d)(4)(ii) and 1122(d)(4)(iii). For all other Item 1122 servicing criteria, the U.S. Bank assessment states “Not Applicable.” The related attestation report of Ernst & Young as filed on the 10-K was in conformity with U.S. Bank’s assessment of compliance.

Mr. Max. A Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

Exhibit 33(i) - Wells Fargo Bank, N.A.

7.
We note that Wells Fargo has elected to take responsibility for assessing compliance with the servicing criteria for certain vendors. Please represent in the assessment report that the vendors are not servicers as defined Item 1101(j) of Regulation AB. See Regulation AB Telephone Interpretation 17.06.

Wells Fargo Bank, N.A. (“Wells Fargo”) has provided us with the following response to the Commission’s comment:

“Wells Fargo respectfully disagrees with the Commission’s comment. While Regulation AB Telephone Interpretation 17.06 requires that a vendor for whom a servicer takes responsibility must not be a “servicer” as defined in Item 1101(j), Telephone Interpretation 17.06 does not require that the servicer make such an affirmative statement in its 1122 assessment report. Wells Fargo has, however, represented to the depositor that each vendor for whom Wells Fargo as servicer has taken responsibility is not a “servicer” as defined by Item 1101(j) of Regulation AB.”

As noted above, Wells Fargo has represented to the Depositor that the vendors are not servicers as defined Item 1101(j) of Regulation AB.

Exhibit 33(n) - Regulus Group LLC

8.
We note that Regulus is providing the assessment of compliance statement on behalf of its subsidiaries as well as itself by taking responsibility for its wholly-owned subsidiaries. Please tell us why each Regulus subsidiary is not individually providing a separate assessment of compliance.

Regulus Group LLC inadvertently stated in their assessment compliance statement dated February 22, 2007 that such statement was also on behalf of its subsidiaries. Regulus intended to take full responsibility for its compliance with the Relevant Servicing Criteria, and has provided a corrected assessment compliance statement that states that such report covers only itself. A copy of such corrected assessment compliance statement is attached to the 10-K/A.

Mr. Max. A Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

Exhibit 33(o) - ZC Sterling Insurance Agency, Inc.

9.
The assessment report indicates that ZCSIA used the servicing criteria communicated to it by the servicer to assess compliance with the applicable servicing criteria. Please explain to us how this complies with Item 1122(a)(2) of Regulation AB, which requires that the party use the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria or revise.

ZC Sterling Insurance Agency, Inc. (“ZCSIA”) has provided a revised assessment report whereby ZCSIA indicates that it is “responsible for assessing compliance with the servicing criteria applicable to ZCSIA” and that “it complied in all material respects with the servicing criteria” applicable to it. Such revised assessment report is attached to the 10-K/A.

Report of Independent Registered Accounting Firm

Exhibits 34(d), 34(e), 34(f), 34(h), 34(j), and 34(m)

10.	Please clearly include a signature of the accounting firm in each of the attestation report listed above.

During conversion for electronic filing, the signatures of the accounting firms in each of the attestation reports attached as Exhibits 34(d), 34(e), 34(f), 34(h), 34(j), and 34(m) were inadvertently deleted. The electronic versions of each attestation report have been corrected and are attached to the 10-K/A.

Servicer Compliance Statement

Exhibits 35(a) and 35(b) - Aurora Loan Services

11.	Please either explain to us why the review of the activities may have been conducted for a portion of the 2006 calendar year or revise the compliance statements.

The references to the portion of the 2006 calendar year in the servicer compliance statements of Aurora were intended to refer to the relevant reporting period. The relevant servicer compliance statements of Aurora have been revised to refer to the reporting period instead, and are attached to the 10-K/A.

Mr. Max. A Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

12.
Please clearly disclose in the compliance statements whether Aurora Loan Services has fulfilled all of its obligations under the relevant agreements or whether there has been a failure to fulfill any obligation in any material respect. If there has been a failure to fulfill any such obligation in any material respect, please specify each such failure and the nature and status thereof. Refer to Item 1123(b) of Regulation AB. Please revise.

The servicer compliance statements of Aurora have been revised to state that Aurora has fulfilled all of its obligations under the relevant agreement during the relevant reporting period, and are attached to the 10-K/A.

Exhibit 35(c) - Indymac Bank

13.
We note in paragraph b) that “except as set forth below” IndyMac Bank has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period. It is unclear to us what you mean in disclose in paragraph c). Please revise to clearly indicate whether there has been a failure to fulfill any obligation in any material respect.

IndyMac Bank has provided a revised servicer compliance statement which deletes the reference to “except as set forth below” and states that IndyMac Bank has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period. In addition, paragraph c) has been deleted. Such revised servicer compliance statement is attached to the 10-K/A.

Exhibit 35(d) - Wells Fargo Bank

14.
We note the statement that Wells Fargo has fulfilled all of its obligations under the servicing agreements in all material respects throughout 2006. Please explain to us why you reached such conclusion given that Wells Fargo’s reports on assessment of compliance identified material instances of noncompliance with delinquency reporting and notification of intent to foreclose.

Although the referenced instances of noncompliance were material to the activities of the Wells Fargo Home Mortgage division of Wells Fargo Bank, N.A. on a platform level, such instances of noncompliance did not relate to the obligations of Wells Fargo Bank, N.A. in its capacity as servicer under the servicing agreements relating to the securities issued by the Depositor.

Mr. Max. A Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the 10-K/A further. You may reach me at 202-775-4137.

Sincerely,

 /s/ Edward E. Gainor
Edward E. Gainor

cc:  Michelle Olds
E. Todd Whittemore
Scott Lechner

September 19, 2007

H. Yuna Peng
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lehman XS Trust 2006-13
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-06 (the “10-K”)

Ms. Peng:

Thank you for your telephone comments on our initial response to the Commission dated July 31, 2007, relating to the 10-K of Structured Asset Securities Corporation (the “Depositor”) relating to the Lehman XS Trust 2006-13. We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Depositor.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Form 10-K

Item 1122

Ms. H. Yuna Peng
Division of Corporate Finance
U.S. Securities and Exchange Commission
September 19, 2007

15.
With respect to previous comment No. 2, revise the disclosure in the 10-K to disclose that the material instances of noncompliance have been corrected and whether that noncompliance related to this issuing entity.

We have disclosed in the body of the revised 10-K of the Depositor to be filed on Form 10-K/A (the “10-K/A”) that First American Real Estate Solutions of Texas, L.P.’s material instances of noncompliance have been corrected in the body of the 10-K/A, and that such material instances of noncompliance did not apply to this issuing entity.

16.
With respect to Wells Fargo Bank, N.A., revise the disclosure in the 10-K to disclose that the material instances of noncompliance have been corrected and whether that noncompliance related to this issuing entity.

We have disclosed in the body of the 10-K/A that Wells Fargo Bank, N.A.’s material instances of noncompliance have been corrected in the body of the 10-K/A, and that such material instances of noncompliance did not apply to this issuing entity.

Exhibit 33(i) - Wells Fargo Bank, N.A.

17.
With respect to our response to previous comment No. 7, the Staff does not agree with Wells Fargo’s analysis. The Staff believes that as a matter of best practices, each servicer’s assessment of compliance should, if the servicer takes responsibility for assessing the compliance of vendors in reliance on Regulation AB Interpretation 17.06, the servicer should state that such vendors are not “servicers” as defined in Item 1101(j) of Regulation AB. In addition, the Staff has observed that some other Wells Fargo assessments include this statement. The Staff will not require that the assessment be revised in this case. However, in the future all such assessments of compliance filed for the Depositor’s annual reports, whether for Wells Fargo or other servicers, should include the statement referenced above.

We respectfully note the Staff’s comment.

Ms. H. Yuna Peng
Division of Corporate Finance
U.S. Securities and Exchange Commission
September 19, 2007

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the 10-K/A further. You may reach me at 202-775-4137.

Sincerely,

 /s/ Edward E. Gainor
Edward E. Gainor

cc:  Michelle Olds
E. Todd Whittemore
Scott Lechner